                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                    For the fiscal year end December 31, 2002

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934





For the transition period from __________ to __________
Commission File Number: 000-20202

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CREDIT ACCEPTANCE CORPORATION
                     25505 West Twelve Mile Road, SUITE 3000
                         Southfield, Michigan 48034-8339


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                                TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT                                                                                        1

FINANCIAL STATEMENTS:
  Statements of Assets Available for Benefits as of December 31, 2002 and 2001                                      2

  Statement of Changes in Assets Available for Benefits for the Year Ended                                          3
    December 31, 2002

  Notes to Financial Statements for the Years Ended December 31, 2002 and 2001                                     4-6

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2002:

  Schedule H, Line 4i - Schedule of Assets (Held at Year End)                                                       7

  Schedule H, Line 4j - Schedule of Reportable Transactions                                                         8

  Schedule G, Part III - Schedule of Nonexempt Transactions                                                         9

SIGNATURE                                                                                                           10



INDEPENDENT AUDITORS' REPORT

Plan Administrator
Credit Acceptance Corporation
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of assets available for benefits of Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at year end), reportable transactions, and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche
September 23, 2003


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CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------



                                               2002                  2001
ASSETS:
  Investments, at fair value:
    Investments                             $3,535,502            $3,381,176
    Loan account                               164,509               100,227
                                            ----------            ----------

           Total investments                 3,700,011             3,481,403

  Receivables:
    Employer contributions                       6,105                 4,903
    Participants contributions                  60,403                50,807
    Other                                          273                   664
                                            ----------            ----------

           Total receivables                    66,781                56,374
                                            ----------            ----------

ASSETS AVAILABLE FOR BENEFITS               $3,766,792            $3,537,777
                                            ==========            ==========




See notes to financial statements.

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividends                                    $    40,972
  Net depreciation of investments                              (641,467)
                                                            -----------

           Net investment loss                                 (600,495)

  Contributions:
    Employer                                                    123,043
    Participants                                                936,116
    Rollovers                                                    32,927
                                                            -----------

           Total contributions                                1,092,086
                                                            -----------

           Total additions                                      491,591

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Loan fees paid by participants                                  3,675
  Benefits paid to participants                                 252,218
  Other fees                                                      6,683
                                                            -----------

            Net increase                                        229,015

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                           3,537,777
                                                            -----------

  End of year                                               $ 3,766,792
                                                            ===========

See notes to financial statements.

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
 YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

       The following brief description of the Credit Acceptance Corporation (the "Company") 401(k) Profit Sharing Plan and Trust (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL--The Plan is a defined contribution plan available to all salaried and hourly-rated employees of the Company who have 90 days of service and are age 21 or older. Prior to November 1, 2001, the Plan was available to employees with one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS--Participants may contribute up to 15% of their annual compensation, subject to current Internal Revenue Service ("IRS") limitations of $11,000 and $10,500 in 2002 and 2001, respectively, and other limitations based upon the participants' compensation level. Contributions withheld from an employee's pay on a pretax basis are not taxable until withdrawn from the Plan by the participant. The Company makes matching contributions equal to $0.25 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $625 annually. Other contributions made by the Company are at its discretion.

       PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.

       VESTING--Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

       LOANS--Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50% of the participant's vested fund balance, not to exceed $50,000.

       PAYMENT OF BENEFITS--On termination of service due to death, disability or retirement, a participant may elect to receive the value of the participant's vested fund balance in either a lump-sum amount or in installment payments.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION--The accompanying financial statements have been prepared on the accrual basis of accounting.

       USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates. The Plan invests in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

       VALUATION OF INVESTMENTS AND INCOME RECOGNITION--Investments are recorded at fair value as determined by the trustee of the Plan using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       PAYMENTS OF BENEFITS--Benefits are recorded when paid.

       EXPENSES--Plan expenses (other than loan fees) are paid by the Company.

       CURRENT ACCOUNTING PRONOUNCEMENT--On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards ("SFAS") Nos. 133 and 138, Accounting for Derivative Instruments and Hedging Activities, and Accounting for Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133, respectively, which did not have a material effect on the Plan's financial statements.

3.    INVESTMENTS

       Effective October 31, 2001, ABN Amro Trust Services Company ("ABN") became the Plan trustee, and all of the Plan's investments were transferred to ABN at that time. Prior to October 31, 2001, LaSalle National Trust N.A. was the Plan trustee. As of December 31, investments representing 5% or more of the Plan's assets are as follows:


                                                     2002                 2001
       Stated Principle Value Fund              $        -            $  412,919
       ABN Amro Income Plus Fund                   666,990                     -
       Chicago Capital Bond Fund                   235,902               177,083
       Chicago Capital Balanced Fund               554,808               667,297
       ABN Amro S&P 500 Index                      635,457               708,821
       Franklin Balanced Sheet                     326,896               256,300
       Chicago Capital Growth Fund                 175,735               192,603
       Veredus Aggregate Growth Fund               330,252               495,035
       Euro-Pacific Growth Fund                    440,894               457,637
       Credit Acceptance Stock Fund                 54,193                     -
       Other                                       114,375                13,481
                                                ----------            ----------

       Total investments                        $3,535,502            $3,381,176
                                                ==========            ==========


       Effective in 2001, employees were provided with an option to invest in a Company stock fund. The first employee contributions into this fund were made in December 2001 and were submitted to the Plan in January 2002. These contributions are included in Plan receivables as of December 31, 2001.

4.    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.    TAX STATUS

       The Company has adopted a standardized prototype plan sponsored by ABN. The IRS has issued a favorable opinion letter in regards to the ABN prototype plan. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, no provision for income taxes has been included in the Plan's financial statements.


                                     ******
                                      -6-

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                               (C)                      (E)
  (A)                  (B)                                 DESCRIPTION                CURRENT
                IDENTITY OF ISSUE                         OF INVESTMENT                VALUE
   *     ABN Amro Trust Service Company:
           ABN Amro Income Plus Fund                       Mutual Fund           $     666,990
           Chicago Capital Bond Fund                       Mutual Fund                 235,902
           Chicago Capital Balanced Fund                   Mutual Fund                 554,808
           ABN Amro S&P 500 Index                          Mutual Fund                 635,457
           Franklin Balanced Sheets                        Mutual Fund                 326,896
           Chicago Capital Growth Fund                     Mutual Fund                 175,735
           Veredus Aggregate Growth Fund                   Mutual Fund                 330,252
           Euro-Pacific Growth Fund                        Mutual Fund                 440,894
           Washington Mutual                               Mutual Fund                  49,061
           Chicago Capital Talon Fund                      Mutual Fund                  65,294
           Liquidity Fund                                  Mutual Fund                      20
           Credit Acceptance Stock Trust                   Stock Trust                  54,193
                                                                                 -------------
                    Total investments                                                3,535,502

   *     Loans to participants 7.45% - 11.50% maturing
           at various dates not exceeding five years                                   164,509
                                                                                 -------------

         TOTAL INVESTMENTS                                                       $   3,700,011
                                                                                 =============


*  Party-in-interest

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CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                                                                                (H)
                                                                                                              CURRENT
                                                                                                              VALUE OF       (I)
           (A)                                                            (C)         (D)          (G)        ASSET ON       NET
    IDENTITY OF PARTY                    (B)                            PURCHASE    SELLING      COST OF     TRANSACTION    (LOSS)
        INVOLVED                 DESCRIPTION OF ASSET                    PRICE       PRICE        ASSET         DATE         GAIN

SINGLE TRANSACTIONS WHICH INDIVIDUALLY EXCEED 5% OF THE VALUE OF THE PLAN ASSETS
AT JANUARY 1, 2002:
ABN Amro         ABN Amro Income Plus                                  $ 654,396                             $ 654,396     $     -
ABN Amro         Safety of Principal Fund                                          $ 654,396    $ 629,408      654,396      24,988


CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE G, PART III--SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


                                           RELATIONSHIP TO PLAN,
             IDENTITY OF                     EMPLOYER OR OTHER
            PARTY INVOLVED                   PARTY-IN-INTEREST              DESCRIPTION OF TRANSACTION

Credit Acceptance Corporation                Plan Sponsor              Participant contributions for employees
                                                                       were not funded by the 15th business
                                                                       day after the month withheld, as
                                                                       required by D.O.L. Regulation
                                                                       2510.3-102.

                                                                       Various contributions totaling $73,279
                                                                       from the December 2002 payroll were
                                                                       deposited into the participant accounts
                                                                       on January 28, 2003.














                                    SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           CREDIT ACCEPTANCE CORPORATION
                           401(k) PROFIT SHARING PLAN AND TRUST

                           By: /s/ Douglas W. Busk
                           -----------------------
                           Douglas W. Busk
                           Chief Financial Officer and Treasurer
                           January 9, 2004